UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2022

(Report No. 4)

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

CONTENTS

On June 23, 2022, SciSparc Ltd. (the “Company”) issued a press release titled “SciSparc Announces Ethics Committee Approval to Conduct its Clinical Trial in Autism Spectrum Disorder”. A copy of this press release is furnished herewith as Exhibit 99.1.

The first, second, third and sixth paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1 are incorporated by reference into the registration statements on Form F-3 (File No. 333-233417 and File No. 333-248670) and on Form S-8 (File No. 333-225773) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by SciSparc Ltd. on June 23, 2022 titled “SciSparc Announces Ethics Committee Approval to Conduct its Clinical Trial in Autism Spectrum Disorder”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: June 24, 2022	By:	/s/ Oz Adler
		Name:	Oz Adler
		Title:	Chief Executive Officer & Chief Financial Officer

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